Kazoo

Technology | Software

The world's 1st SOS app to livestream video, alert loved ones, call 911 & more — with just 1 tap

GETKAZOO.COM WASHINGTON DISTRICT OF COLUMBIA



kazoo 911

Co-Founder Luna Howard's life provides a real-time case study for our platform: "As a working mother of two girls, I am very aware of the challenges of keeping up with family, friends, and the many activities to manage. And sadly, with the rise in high profile emergencies, I need to know I can find and connect with my girls anytime and anywhere."

Luna Howard CEO, Co-Founder @ Kazoo

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Why you may want to support us...

1. Update There's no app today that bundles social, safety, location and comm to stay connected & protect loved ones – except Kazoo.
2. Mgmt team includes top-tier talent of experienced entrepreneurs & business leaders who have founded, grown, & sold numerous start-ups.
3. The timing could not be better to invest in the mobile app & security markets - a combined $400B market with a 16% growth rate.
4. Kazoo's mobile engineers have developed apps for the world's biggest brands - Tesla, eBay & Coca-Cola. The same team who built Kazoo.
5. Kazoo's award-winning UI team has designed apps for Apple, Twitter, Snapchat & Kanye West. The same team who designed Kazoo.
6. Kazoo has secured marketing partnerships with organizations that have a combined audience of 450K (social media channels & email database)
7. Kazoo's founders invested over $300K of their own funds, demonstrating their commitment to Kazoo's rapid growth potential and success.
8. Own a piece of this next generation tech, & enjoy the investment returns that follow.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Luna Howard
CEO, Co-Founder
A successful entrepreneur who built three multimillion-dollar companies over 20 years, Luna's expertise in high-level networking and rapid growth strategies drives Kazoo's business strategy. Her passion for protecting families drives Kazoo's mission.

Peter J Goodman
President & COO, Co-Founder
An innovative entrepreneur specializing in rapid time-to-market products, as Founder and CEO of MSI Software, Peter raised $5M in private equity and venture capital funding to develop staff scheduling tech used by over 1,200 institutions worldwide.

Jake Frey
Vice President, Product Design
Jake is the Creative Director at Frey Labs, whose clients include Apple Pay, Twitter, Snapchat, Hermes, and Kanye West. He is the former creative director at Fancy (15M users), which raised $100M, and was named one of the best apps of the year.

Nick Nuth
Chief Technology Officer
With over 12 years experience, including time as Head Architect at Mapring, Nick brings deep technical knowledge of enterprise architecture and frameworks.

Laurie K. Johnston
Controller
Laurie, an experienced financial executive, has a expertise in fast-growth tech companies. As a member of multiple management teams over her career, she has helped in securing millions in venture capital and private equity funding and debt financing.

Why people love us

"Mobile transient services is at an all-time high yet personal security is at all-time low. We're more vulnerable than ever. We're quick to stay at a stranger's house with Airbnb or to get into a stranger's car by yourself while intoxicated, and pay them for the ride. I invested in Kazoo because its technology promotes a social environment but its security is unrivaled. And to have easy access to the SOS feature of streaming video along with live tracking of location and communication and chat all in one service is a lot more convenient than changing from app to app."

Brian Hartline
Investor in Kazoo | Wide Receiver Coach at Ohio State University

"I invested in Kazoo because I believe in Luna Howard. She is an accomplished entrepreneur and founder of three successful businesses. She is passionate and determined. Her a mission is to drive Kazoo to success. She is what I call an American dream!"

Stephen Hanlon
Investor in Kazoo | Attorney, Partner in charge of the Community Services Team (CST) at Holland & Knight

"After hearing about Kazoo and all of the features that it provides, I decided to be an early investor with the company. As a parent of young adults in the digital age, it is reassuring to know that there is an app out there that will give me some sort of peace of mind knowing the not only the whereabouts of my children but also that they are safe. I believe that this app and Kazoo can only get stronger as a company and that they will continue to move forward at an advanced rate— both technologically and innovatively."

Andrea Autry
Corporate Social Responsibility (CSR) Executive @ GRC Advising

"Kazoo, is a nimble, hardworking, team with an ambitious and important goal – helping people connect to their most important friends, and providing safety and security especially with regard to your children and loved ones. Luna and Peter are incredibly dedicated and their tech team is world class. Honored to be a supporter."

Geof Rochester
Founder, GRC Advising; Former Managing Director & Chief Marketing Officer of The Nature Conservancy

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Some of our investors

Brian Hartline
Wide Receiver Coach at Ohio State University, Former Wide Receiver, Miami Dolphins

Stephen Hanlon
Former Partner, Holland & Knight; General Counsel, National Association for Public Defense

Andrea Autry
Director, Marketing Communications, Elmcest Children's Center; Former Marketing Manager, ESPN Magazine

10,000 lives could be saved every year by reducing 911 response times by just one minute

We made the world's first SOS app to instantly alert your loved ones, live stream video, pinpoint your location, and communicate and dial 911—with just one tap of a button.



kazoo 911
On-scene live video streaming in seconds
PERSON IN CRISIS (PIC)
EMERGENCY CONTACT
Emergency contact viewers
Change view
Take photo
Receive communication
Pinpoint exact location of PIC
Share live link with first responders
Open map on same screen
Incoming phone number for 911
Rewind live scene
Communicate with PIC

[Insert Social, Location and Communication Product images]



Kazoo takes your security seriously
Built on Amazon Web Services – the most secure cloud computing environment
End-to-end video encryption
Token access for data transmission

THE KAZOO TEAM

Our world-class team of engineers and award-winning designers have led projects for global companies like Apple, Twitter, CocaCola, Tesla, eBay, and Hermes. **They know how to deliver a quality product and bring it to market.**



Investing in Kazoo
puts you on a team that has worked with the best in the business
User Interface Design Team
Engineering Team

[Updating copy - social responsibility positioning] Kazoo has secured two significant partners to market Kazoo to their large member and constituent audiences: Hydrocephalus Association and Stand for the Silent.

Affinity marketing through professional associations is an integral and cost-effective way to reach vast engaged audiences. As part of *Kazoo's* corporate social responsibility program, *Kazoo* will donate 10% of app subscription revenue generated from its marketing partnerships with HA and SFTS.



Kazoo Affinity Channel Partners
provide direct access to 400K+ potential subscribers
Hydrocephalus Association
Patient populations living with chronic medical conditions
In March 2020, HA is launching a digital marketing campaign to their 100,000 membership database.
Stand for the Silent
National anti-bullying organization serving 1.6 million kids at 1,593 schools
In April 2020, SFTS is launching a nationwide social media campaign to 322,000 Facebook followers, 19,000 Twitter fol-lowers, and 4,900 Instagram followers.

KAZOO – THE RIGHT APP AT THE RIGHT TIME

We live in a time where we are constantly concerned about our safety and privacy. There are many ways in which we are socially engaged, sharing personal information, communicating and evoking emergency responses. However, most media platforms are insecure and often have access to and share your data.

Industry trends demonstrate Kazoo is filling a void with safety, end-to-end data encryption, and users' mindsets transitioning from "share with everyone" to "only share with those I choose."

REVENUE STREAMS

Kazoo's revenue model includes both a business-to-business and direct-to-consumer strategy. Both are subscription-based models, which provide a consistent revenue stream for *Kazoo*.

- Corporate Pricing**:** One-time integration fee ($25K to $50K+) plus a tiered monthly per-user fee ($.50 to $1 per user/mo.).
- Consumer Pricing: $6.99/mo. ($69.99 annually); additional live streaming data packages available.

The "*Kazoo Projected Revenue Growth*" chart below shows consumer and corporate revenue growth from $586K USD (EOY 2020) to $36.2M USD (EOY 2025).



Kazoo Projected Revenue Growth
MILLIONS
$35
$30
$25
$20
$15
$10
$5
$0
2020
2021
2022
2023
2025
B2C Revenue
B2B Revenue

** The following figures are forward-looking projections and cannot be guaranteed.*

COMPETITION: KAZOO STANDS ABOVE THE REST

[**UPDATING COPY - MAKE SUCCINCT**] Sure, there are other apps that offer location sharing and safety tools, but **Kazoo has more accurate location sharing than the**

READ MORE OF THE STORY

Investor Q&A

COLLAPSE ALL

What does your company do?

Kazoo solves three critical customer needs: How do I safely connect and make plans with my closest friends? How do I find my children and closest contacts in an emergency? How do I alert my friends and family when in danger? Kazoo brings together everything you

need to plan, track and protect your life in one safe and secure app. Our platform combines technologies to ensure a fluid experience with essential features—messaging, video streaming, event creation, location sharing and tracking.

Where will your company be in 5 years?

To be the leading app in safety, security and communications; to be the leading technology that is embedded across US mobile carriers, rideshare platforms and the travel and hospitality industry. We want to change the way consumers engage their social networks by providing private, cultivated social app experience.

Why did you choose this idea?

Co-Founder Luna Howard's life provides a real-time case study for our platform: "As a working mother of two girls, I am very aware of the challenges of keeping up with family, friends, and the many activities to manage. And sadly, with the rise in high profile emergencies, I need to know I can find and connect with my girls anytime and anywhere."

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The pace of modern life is rapidly changing the role of digital platforms. A clear need exists for a quality platform to manage features families and friends rely on like video, messaging and locating. The rise in concern over privacy and data security has moved consumers away from free platforms to subscription social apps. The increase in high profile tragedies and acts of violence have brought home the need to locate loved ones in an emergency. Nothing is more important than family and the ability to connect with them. A secure platform for essential social features is a game-changer for: individuals; communities in need of support -- seniors and those with mental health challenges; ride share; and the travel and hospitality industry.

How far along are you? What's your biggest obstacle?

We have developed a strong platform for Apple's iOS, which commands 45% of the US market. Now we are raising $250,000 to:

1) Develop Kazoo for Android to operate on all phones.
2) Add multilingual capabilities
3) Enable automatic car crash detection
4) Develop tech wearables for kids and even pets

This year, we will:
1) Launch our partnership with the Hydrocephalus Association and Stand for the Silent to provide the app to over 100,000 users.
2) SFTS
2) Launch an Android app and an updated iOS and target market to 25K B2C subscribers.
3) Launch B2B marketing initiatives to major wireless carriers, luxury cruise and ride share companies.

Who competes with you? What do you understand that they don't?

Our competitors are location and security apps that service peer groups including: Life360, Bsafe, and Marco Polo.

Our safety capabilities and fluid user experience set us apart from the rest. Four unique benefits of the Kazoo app:

- Kazoo does it all in one streamlined experience.
- Kazoo's location-sharing technology can be more precise than apps like Life360.
- Kazoo's SOS feature keeps you connected with your emergency contacts wherever you go. They can see live video of what's happening, where you are and you can instantly call police.
- Kazoo's layers of security and encryption deliver privacy that the social media giants don't. With Kazoo your data and images are yours, and never shared or sold with any company.

How will you make money?

Kazoo's revenue model includes both a business-to-business and direct-to-consumer strategy. Both are subscription-based models, which provide a consistent revenue stream for Kazoo.

Corporate Pricing: One-time integration fee ($25K to $50K+) plus a tiered monthly per-user fee ($.50 to $1 per user/mo.).

Consumer Pricing: $6.99/mo. ($69.99 annually); additional live streaming data packages available.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We need to solidify distribution to both consumers and businesses. We need to maintain a robust platform to ensure a seamless user experience.

What are your target customers?

TARGET CUSTOMERS: CORPORATE AND CONSUMER
Kazoo's technology platform offers companies several competitive advantages that include:

1) Provides customers with a demonstrable adds value for their customers that reinforces customer retention and drives customer acquisition
2) Generates additional revenue by offering a subscription-based technology
3) Enables companies to rapidly launch a refined product that reinforces their brand.

Target Corporate Customers
- Mobile carriers
- Tour-group operators
- Insurance carriers
- Home Security
- Government/International Aid organizations

Target Consumers Audiences
- 3.5 billion smartphone users worldwide.